UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

On June 1, 2010, the board of directors of DJSP Enterprises, Inc. (the “Company”) determined that the Company would not redeem its outstanding redeemable ordinary shares purchase warrants (the “Warrants”) based upon the provision of the Warrant Agreement that permit’s the Company to redeem the Warrants because the last sale price of the Shares had been at least $10.00 per share on each of twenty (20) trading days within the thirty (30) trading days ending on or before June 7, 2010.  At this time, the Company cannot redeem the Warrants on that basis because the Company’s Form F-1 Registration Statement, registering the Company’s ordinary shares (the “Shares”) issuable upon the exercise of the Warrants, (the “Form F-1”) has not become effective with the Securities and Exchange Commission (“SEC”).  However, as a result of this determination of the board, the Company will not redeem the Warrants on that basis even if the Form F-1 becomes effective within the time period that would otherwise have permitted it to do so (the “Current Period”).  Generally, the Form F-1 would have had to become effective with the SEC prior to June 11, 2010 for the Company to have redeemed the Warrants on this basis.

In the future, except as provided above, the Company intends to redeem the outstanding Warrants as permitted under the terms of the Warrant Agreement if the last sale price of the Ordinary Shares is at least $10.00 per share on each of twenty (20) trading days within any thirty (30) trading day period ending on the third business day prior to the date on which the Company would provide notice of redemption.

The board has also approved amendments to the Company’s Memorandum of Association and the DAL Group, LLC (“DAL”) Limited Liability Company Agreement (the “DAL Agreement”) that permit it to not redeem the Warrants as provided above, as have other parties required to do so by the DAL Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer